SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d- 1(b) (c), AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(b).


                               Amendment No. 2

                           Falmouth Bancorp, Inc.
                           ----------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)

                                 306763-10-3
                                 -----------
                               (CUSIP Number)

                                     N/A
                                     ---
            Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

      [x]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

-------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.306763-10-3                 13G                  Page 2 of 6 Pages

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1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

      Falmouth Co-operative Bank
      Employee Stock Ownership Plan and Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Employee benefit plan of Delaware corporation.
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                     5     SOLE VOTING POWER

NUMBER OF                  0
SHARES               ------------------------------------------------------
BENEFICIALLY         6     SHARED VOTING POWER
OWNED BY
EACH                       56,736
REPORTING            ------------------------------------------------------
PERSON               7     SOLE DISPOSITIVE POWER
WITH:
                           0
                     ------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           85,002
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      85,002
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10     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.04% of 1,057,138 shares of Common Stock outstanding as of
       December 31, 1999
---------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       EP
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Item 1(a)
Name of Issuer:                      Falmouth Bancorp, Inc.

                                  Item 1(b)
Address of Issuer's Principal
 Executive Offices:                  20 Davis Straits
                                     Falmouth, Massachusetts  02540

                                  Item 2(a)
Name of Person Filing:               Falmouth Co-operative Bank
                                     Employee Stock Ownership Plan and Trust
                                     Trustees:

                                  Item 2(b)
Address of Principal Business Office
 or, if none, Residence:             20 Davis Straits
                                     Falmouth, Massachusetts 02540

                                  Item 2(c)
Citizenship:                         Employee benefit plan of Delaware
                                     corporation.

                                  Item 2(d)
Title of Class of Securities:        Common stock, par value $0.01 per share
                                     ("Common Stock").

                                  Item 2(e)
CUSIP Number:                        306763-10-13

                                   Item 3
The person filing is:                (f) [x] An employee benefit plan or
                                     endowment fund in accordance with
                                     Section 240.13d-1(b)(1)(ii)(F).

                                   Item 4
Ownership:                           The following information with respect
                                     to the Plan's ownership of Common Stock
                                     is provided as of December 31, 1999.
                                     None of the shares set forth below
                                     constitute shares the beneficial
                                     ownership of which the Plan had the
                                     right to acquire within 60 days
                                     following such date.

(a) Amount Beneficially Owned        85,002

(b) Percent of Class                 8.04%

(c) Number of shares as to which
     the person has:

      (i)   sole power to vote or
            to direct the vote       0

      (ii)  shared power to vote
            or to direct the vote    56,736

      (iii) sole power to dispose
            or to direct the
            disposition of           0

      (iv)  shared power to dispose
            or to direct the
            disposition of           85,002

The reporting person is an employee stock ownership plan and trust under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust ("ESOP Trust") by three individual trustees ("Plan Trustees"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held in the ESOP Trust by the Plan Trustees, as of December 31, 1999. As of December 31, 1999, 28,266 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 56,736 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustees, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustees has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustees shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustees the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

                                   Item 5
Ownership of Five Percent
 or Less of a Class:                 If this statement is being filed to
                                     report the fact that as of the date
                                     hereof the reporting person has ceased
                                     to be the beneficial owner of more than
                                     five percent of the class of
                                     securities, check the following  [ ].

                                   Item 6
Ownership of More than Five
 Percent on Behalf of Another
 Person: Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                   Item 7
Identification and Classification
 of the Subsidiary Which Acquired
 the Security Being Reported on
 By the Parent Holding Company:      Not applicable.

                                   Item 8
Identification and Classification
 of Members of the Group:            The reporting person is an employee
                                     benefit plan subject to the provisions
                                     of the Employee Retirement Income
                                     Security Act of 1974, as amended.

                                   Item 9
Notice of Dissolution of Group:      Not applicable.

                                   Item 10
Certification:                       By signing below I certify that, to the
                                     best of my knowledge and belief, the
                                     securities referred to above were
                                     acquired and are held in the ordinary
                                     course of business and were not
                                     acquired and are not held for the
                                     purpose of or with the effect of
                                     changing or influencing the control of
                                     the issuer of the securities and were
                                     not acquired and are not held in
                                     connection with or as a participant in
                                     any transaction having that purpose or
                                     effect.


Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2000

Falmouth Co-operative Bank Employee Stock Ownership Plan And Trust

By:  /s/ Gardner L. Lewis
     ----------------------------
     Gardner L. Lewis - Trustee

By:  /s/ William E. Newton
     ----------------------------
     William E. Newton - Trustee

By:  /s/ John J. Lynch, Jr.
     ----------------------------
     John J. Lynch, Jr. - Trustee